EXHIBIT 99.1

Hydrogenics Reports Fourth Quarter and Full Year 2014 Results

Achieves Positive EPS in Quarter; Backlog Supports Continued Growth in 2015

MISSISSAUGA, Ontario, March 4, 2015 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported fourth quarter and full year 2014 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

"Hydrogenics once again ended the year with record revenue and a number of strategic accomplishments – posting our first profitable quarter and laying the groundwork for strong top-line growth going forward," said Daryl Wilson, Hydrogenics CEO. "In 2014 Hydrogenics won a major energy storage application in North America, formed a power generation joint venture in Korea, and racked up more fueling stations awards than ever before. While the Company saw some slippage in certain December shipments due to one-time supplier issues, these orders are on track for the first quarter, and our backlog remains strong.

"Looking ahead our industry-leading position and pipeline of opportunities – particularly within energy storage and utility-scale power generation – are expected to drive further revenue growth this year; in 2014 alone, we won $18 million of energy storage projects, including funded R&D activity, equipment sales and contracts for services. Prospects in this area continue to expand given our current level of qualified leads, which now stands at approximately $80 million. Hydrogenics is at the forefront of the hydrogen economy, and the Company continues to see larger, more complex requirements across the globe. Even in the face of lower fuel costs, the demand for our energy storage applications and power modules remains robust, and we are committed to achieving improved operating performance – and a path to profitability – in the quarters to come."

Highlights for the Quarter Ended December 31, 2014 (compared to the quarter ended December 31, 2013, unless otherwise noted)

  Revenue increased by 42% to $15.7 million reflecting higher sales in both the Onsite Generation and Power Systems business units.
  Gross profit was 19.1% of revenue for the quarter, versus 24.6% in the prior-year period, reflecting a change in product mix as well as the impact of Euro denominated revenue where significant cost of sales are denominated in US dollars (principally in our German operations).
  Cash Operating Costs1 declined by $0.2 million $2.7 million in the quarter, compared to $2.9 in 2013. A net increase in R&D expense of $0.1 million was offset by a reduction in SG&A expense of $0.3 million primarily due to the impact of the weakening Euro and Canadian dollar when translated to US dollars.
  Adjusted EBITDA2 was $0.2 million for the quarter compared with an Adjusted EBITDA2 loss of $0.2 million in the fourth quarter of 2013.
  Net income for the quarter was $0.6 million or $0.06 per share, an improvement of $3.7 million from the loss of $3.1 million or $(0.34) per share reported in the fourth quarter of 2013, reflecting the aforementioned items and higher stock-based compensation expense in 2013.
  Hydrogenics secured $11.7 million of orders for renewable energy storage, industrial gas and power system applications during the quarter, resulting in an order backlog of $62.2 million as of December 31, 2014. Order backlog movement during the fourth quarter (in $ millions) was as follows:
	Sept. 30, 2014 Backlog	Orders Received	FX	Orders Delivered	Dec. 31, 2014 Backlog

OnSite Generation	$ 27.0	$ 10.5	$ 0.1	$ 9.3	$ 28.3
Power Systems	39.9	1.2	(0.8)	6.4	33.9
Total	$ 66.9	$ 11.7	$ (0.7)	$ 15.7	$ 62.2
  The Company exited the fourth quarter with $10.4 million of cash and restricted cash, a $3.9 million decrease from September 30, 2014 primarily reflecting: (i) a $2.0 million decrease in working capital; (ii) $1.3 million invested in the Kolon-Hydrogenics joint venture; and (iii) $0.3 million related to the purchase of property, plant and equipment.

Highlights for the Year Ended December 31, 2014 (compared to the Year Ended December 31, 2013, unless otherwise noted)

  Revenue rose 7% to $45.5 million versus 2013, primarily reflecting higher sales in the Company's OnSite Generation business unit.
  Gross profit was $11.2 million for the year, or 24.6% of revenue.
  Cash operating costs were $13.9 million, versus $13.5 million in 2013. The year-over-year change primarily reflects an increase in total R&D expense of $0.7 million, partially offset by a decline in SG&A expense of $0.3 million primarily related to exchange rate fluctuations as noted in the fourth quarter of 2014.
  The Adjusted EBITDA2 loss for 2014 was $2.5 million versus an Adjusted EBITDA2 loss of $1.2 million in 2013, primarily reflecting the above noted changes.
  Net loss was $4.5 million, a 49% reduction from the $8.9 million reported in 2013, reflecting the aforementioned items and higher stock-based compensation expense in 2013.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company's share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.
  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics' ongoing operational results. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. EST on March 4, 2015 to review the fourth quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

	3 months ended		Year ended
	31-Dec-14	31-Dec-13	31-Dec-14	31-Dec-13

Adjusted EBITDA	160	(165)	(2,539)	(1,217)
Less:
Stock-based compensation	82	145	544	631
Cash settled compensation indexed to share price	(391)	2,021	82	4,223
Net Finance losses	(280)	624	697	2,125
Depreciation and amortization	137	145	661	712
Net Income (Loss)	612	(3,100)	(4,523)	(8,908)

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31 2014	December 31 2013
Assets
Current assets
Cash and cash equivalents	$ 6,572	$ 11,823
Restricted cash	3,228	635
Trade and other receivables	12,900	5,391
Inventories	14,698	12,821
Prepaid expenses	747	979
	38,145	31,649
Non-current assets
Restricted cash	621	1,389
Investment in joint venture	2,150	--
Property, plant and equipment	1,873	1,684
Intangible assets	157	100
Goodwill	4,609	5,248
	9,410	8,421
Total assets	$ 47,555	$ 40,070
Liabilities
Current liabilities
Trade and other payables	13,156	13,193
Warranty provisions	1,392	1,912
Deferred revenue	6,771	6,348
Warrants	--	1,075
	21,319	22,528
Non-current liabilities
Other non-current liabilities	3,464	3,095
Non-current warranty provisions	1,155	981
Non-current deferred revenue	6,141	7,305
Total liabilities	32,079	33,909
Equity
Share capital	348,259	333,312
Contributed surplus	18,927	18,449
Accumulated other comprehensive loss	(2,108)	(249)
Deficit	(349,602)	(345,351)
Total equity	15,476	6,161
Total equity and liabilities	$ 47,555	$ 40,070

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Three months ended December 31			Twelve months ended December 31
	2014	2013	2014	2013

Revenues	$ 15,673	$ 11,000	$ 45,548	$ 42,413
Cost of sales	12,684	8,295	34,334	30,352
Gross profit	2,989	2,705	11,214	12,061

Operating expenses
Selling, general and administrative expenses	2,364	4,948	11,756	16,275
Research and product development expenses	293	230	3,284	2,566
Other (gains) losses	--	3		3
	2,657	5,181	15,040	18,844
Income (loss) from operations	332	(2,476)	(3,826)	(6,783)

Finance income (expenses)
Interest income	5	--	9	11
Interest expense	(176)	(133)	(549)	(426)
Foreign currency gains	482	265	957	517
Foreign currency losses	--	(67)	(840)	(162)
Loss from joint venture	(32)	--	(94)	--
Other finance gains (losses), net	1	(689)	(180)	(2,065)
Finance income (loss), net	280	(624)	(697)	(2,125)

Income (Loss) before income taxes	612	(3,100)	(4,523)	(8,908)
Income tax expense	--	--	--	--
Income (Loss) for the period	612	(3,100)	(4,523)	(8,908)

Other comprehensive (loss)/income for the period
Items that will not be reclassified subsequently to net loss:
Re-measurements of actuarial losses	272	--	272	--
Sub-total	272	--	272	--
Items that may be reclassified subsequently to net loss:
Re-measurements of actuarial losses	(208)	--	(208)	--
Exchange differences on translating foreign operations	(599)	232	(1,651)	509
Sub-total	(807)	232	(1,859)	509

Total OCI	(535)	232	(1,587)	509

Comprehensive Income (loss) for the period	$ 77	$ (2,868)	$ (6,110)	$ (8,399)

Net income (loss) per share
Basic and diluted	$ 0.06	$ (0.34)	$ (0.47)	$ (1.04)

Weighted average number of common shares outstanding	10,089,981	9,003,960	9,718,349	8,592,600

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013

Cash and cash equivalents provided by (used in):
Operating activities
Net income (loss) for the period	$ 612	$ (3,100)	$ (4,523)	$ (8,908)
Decrease (Increase) in restricted cash	(209)	(30)	(1,825)	1,758
Items not affecting cash:
Loss on disposal of assets	1	3	1	3
Amortization and depreciation	137	145	661	712
Other finance (gains) losses, net	(1)	689	180	2,065
Unrealized foreign exchange gains	399	(4)	259	(120)
Unrealized loss on joint venture	32	--	94	--
Portion of borrowings recorded as a reduction of research and development expenses	(237)	(645)	(355)	(934)
Accreted non-cash interest	114	91	480	349
Payment of post-retirement benefit liability	(15)	(22)	(85)	(97)
Stock-based compensation	82	145	544	631
Stock based compensation – RSU's and DSU's	(391)	2,021	82	4,223
Net change in non-cash working capital	(2,570)	(1,267)	(10,457)	(8,879)
Cash used in operating activities	(2,046)	(1,974)	(14,944)	(9,197)

Investing activities
Investment in joint venture	(1,360)	--	(2,307)	--
Proceeds from disposals	1	--	10	--
Purchase of property, plant and equipment	(326)	(214)	(871)	(939)
Purchase of intangible assets	(27)	--	(110)	(32)
Cash used in investing activities	(1,712)	(214)	(3,278)	(971)

Financing activities
Payment of repayable government contributions	(59)	(55)	(498)	(393)
Proceeds of borrowings, net of transaction costs	--	1,257	--	1,782
Proceeds of operating borrowings	--	--	854	1,412
Repayment of operating borrowings	--	--	--	(1,412)
Common shares issued, warrants and options exercised, net of issuance costs	--	41	13,666	7,280
Cash provided by financing activities	(59)	1,243	14,022	8,669
Effect of exchange rate fluctuations on cash and cash equivalents held	(311)	118	(1,051)	302
Increase (decrease) in cash and cash equivalents during the period	(4,128)	(827)	(5,251)	(1,197)
Cash and cash equivalents - Beginning of period	10,700	12,650	11,823	13,020
Cash and cash equivalents - End of period	$ 6,572	$ 11,823	$ 6,572	$ 11,823
CONTACT: Hydrogenics Contacts:

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com